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Subject Company: Alcatel-Lucent S.A.
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Alcatel-Lucent Q2 2015 Earnings Call

Michel Combes (Chief Executive Officer)

Thank you. Good morning and good afternoon to everyone. Thank you for joining us on the call to discuss Alcatel-Lucent’s Q2 2015 results. Like last quarter I am with my two colleagues Jean Raby, our CFO and Philippe Guillemot, our COO.

We will start by the usual discussion on Q2 financials. As flagged in the last quarter call, the spending environment remained challenging, notably in North America. In this context, the company delivered once again continuing progress in margins and most of all free cash flow, which brings further evidence that we have been successful in building a more resilient organization. Jean will come back in a minute on this in more details. Cost savings and cash remain at the top of our priorities. We made a special focus on this last quarter and Philippe will update you again today. And I will conclude the call by putting Q2 in a broader context, wrapping up on the achievements since the start of Shift, providing an update on the projected combination with Nokia and explaining the new governance model that we are establishing. But let’s start right away with Q2 financials – Jean over to you.

Jean Raby (Chief Financial & Legal Officer)

Thank you Michel. Good morning, good afternoon everyone. I’m going to start with the usual snapshot of our Q2 and H1 results. As always, when we go into Q2 we try to shed a light on the first half. So, the key metrics you have on slide 4. First of all our revenues, as usual we try to exclude Managed Services and at constant perimeter to have a relevant scope to measure growth. Revenues are up 6% in the second quarter and 9% for the first half. Of course, that benefitted from foreign exchange variations, notably the significant strengthening of the dollar in this period compared to the previous period last year. At constant rate, revenues are down 8% for the quarter and 6% for the first half and that is essentially related to, notably in Q2, to downward pressure on revenues in the Access segment. And I’ll have a chance to come back to that when we go to the relevant slide.

What is more interesting from our perspective is that when you look at the share of revenues attributable to next-generation technologies and products, which encompasses, as you know, revenues from IP, Cloud and Ultra-broadband continue to progress – we are now at more than three-quarters for the quarter and three-quarters flush for the first half. I remind you that the same metrics when we launched The Shift Plan was about 50%. So significant continued underlying growth prospects for that part of our business, which is now becoming, as I said, a substantial part of our business and when you look at constant exchange rate growth rates are essentially flattish for the quarter but actually up 4% in the first half, despite the softer spending environment we see in one of our main market, notably North America.

Now when we go to gross margin, up 220 basis points to 34.8% and also up slightly sequentially from a strong first quarter. This was driven by the improvements in the profitability of several of our business lines and a favorable mix - some of that coming from a fairly good proportion of software sales across several business lines. Year-to-date gross margins are actually at 34.7%, up 230 basis points year-on-year.

Adjusted operating income, €175 million, or 5.1% of revenues, increasing 100 basis points compared to previous year and that coming from both Core Networking and Access. And you see a progress of the same order of magnitude for the first half where adjusted operating income increased over 100 million Euros and the operating margin increased by 1.1 percentage points.

Frankly from our perspective, one of the most interesting metrics of this quarter is free cash flow. This is the first second quarter in any year since the Alcatel-Lucent merger where we externalized a positive free cash flow of €65 million and this is driven by a combination of improved profitability and a good execution on working capital management and this is coming on top of substantially higher variable compensation which is typically paid in April of any year in respect of the previous year. As you can imagine, we paid a substantially higher amount of variable compensation in April 2015 in respect of the year 2014 than we paid in April 2014 in respect of the year 2013. Also, quite interestingly, this improvement is not coming at the expense of substantially lower restructuring cash cost, actually cash flow pre-restructuring improved by the same order of magnitude, €248 million pre-restructuring compared to an improvement of €270 million overall. So those are the key metrics.

Let me go a bit granular by business line. Core networking first. Core networking revenues increased overall by 10% at constant exchange rate and 22% at actual and you can see growth in each of the business lines that are part of core networking. In routing, headline revenue grew 17% year on year at actual exchange rates and 3% at constant. Resiliency in North America, sustained momentum in EMEA and CALA more than offset the continuous slowdown that we see in Japan. The expansion continued in core routing, we increased market share, we have five new customers, total 44 to date. Revenues basically tripled, albeit from a low base and grew also very strongly on a sequential basis. We continue to have as an objective a high single-digit market share for 2015 as a whole in core routing. Virtualization momentum continues - eight new customers for new VSR platform, including one outside the telco space, which again strengthens the diversification strategy, and five new customers bringing to a total of 25 to date. Actually speaking of our market diversification strategy, revenues from non-telco customers grew at double-digit base year-on-year at constant rates.

Transport saw strong double-digit growth in both terrestrial optics and submarine. In terrestrial optics, this is being fueled by good performance in EMEA, APAC and CALA. Frankly, contribution from North America is still going down as the Verizon contract will start to contribute only in the second half of this year. From a product standpoint, strength continues to be driven by our 1830 PSS platform and more importantly 100G shipments which now represent more than 50% of the total variable metric in this respect. Cyclical recovery in submarine - this is something we have talked about many times - quite pronounced in Q2. Revenues growing more than 40% year-on-year at constant exchange rates. Our pipeline continued to build up with new awards and contracts signed and coming in force in all segments and all routes including two new long-haul repeated systems in the Pacific Ocean.

Platforms resumed growth after having gone through a year 2014, that was marked by the impact of the legacy pruning of the portfolio. Revenues increased 19% at actual and 3% at constant, reflecting growth resumption, as I said, notably in IMS for voice over LTE which performed very very strongly, nearly doubled as we had traction both in North America and across the world. Next-generation platforms continued to gain momentum. CloudBand has now 27 projects including five commercial deployments and we believe we have around CloudBand, the largest NFV ecosystem in the industry with 60 members.

Going to the following slide on financials for the quarter, you see the numbers that I have described in terms of revenues. Adjusted operating income is up €30 million to €153 million, 9.1% of segment revenues in Q2. Actually, when you look at it on a last 12-month basis, the adjusted operating margin is now about 9.6%. The segment operating cash flow increased substantially, EUR90 million, and that’s driven not only by the improved profitability, but also what we consider to be good working capital management, both in inventories and collection of receivables, notably overdues which had increased in Q1. One point to highlight for the H1 2015, you see adjusted operating income coming down, but that was due to the lower operating profit we saw in Q1. As I said, if you look at it on an annual basis, the operating profit margin is stable, around 9.5%, 9.6%.

So moving on to access, and this is where you see the main contributor to the decrease in our top line at constant exchange rate, which is Wireless, and that’s coming from two phenomena, two or three phenomena. First, I’ll remind you that Q2, 2014 was very strong. We had a 30% growth rate in Wireless, coming on the back of massive LTE rollouts, both in North American and China, as well as a catch-up effect we had in Q2 2014, given some supply chain issues we had in Q1, so there was a fair amount of catch-up effect in Q2 2014 numbers. In this quarter, revenues are declining and that’s also due to softer spending in North America as well as what we consider to be project timing differences in China, as opposed to a substantial decrease in our market share in China. We continue to have good traction in small cells. We added three new customers for a total of 82 and expanded our site certification program to help customers quickly deploy small cells both for indoor and outdoor use. On the virtualization front, we move forward as well. Our new vRAN platform was involved in the industry’s first field trial of a vRAN architecture using NFV and with China Mobile. We also announced a number of 5G initiatives with participating definition of standard, including also setting up an MoU with Korea Telecom to test technologies for the eventual introduction of 5G mobile networks in the region.

Fixed networks, a little bit of a softer quarter, to be honest. Revenues up 5% at actual, but down 6% at constant exchange rate. To us, it’s more of a continued spending pause in North America than anything structural, and a slight decline in EMEA. Partly offsetting these declines, we witnessed good traction in both CALA and APAC and, within APAC, particular growth in Australia and Vietnam in addition to a return to growth in China. So demonstrating that, as we move in the last phase of LTE rollouts, investments in other parts of the network are resuming. Total activity continued to develop in next generation technologies. We recently announced a G.fast trial with BT, an NGPON trial with Vodafone and a trial with Energia in Japan which will drive both G.fast and NGPON2.

Looking at the financials of the sector, what’s most interesting, frankly, from our perspective is the substantial improvement, despite the strong decrease in top line, in both adjusted operating income but, more importantly, in segment operating cash flow, which is the key metric for the access segment among the Shift targets, up strongly to a positive €129 million. It was a negative contribution in Q2 last year. The performance was mostly driven by operating working capital as well as robust action on operating working capital and its robust action in collections of overdues and inventory reductions, and that was mainly in wireless. Looking at H1, despite an overall decline in revenues at constant currency, we do see an operating profitability that has increased by €116 million to reach €90 million for the first half as a whole. Operating cash flow on an annualized basis, i.e., the last 12 months ending June 2015, was actually €189 million which is very close to our target of €200 million for the year 2015 as a whole.

Moving on to the full P&L, you see the numbers. Perhaps allow me to make a few comments on OpEx. You see OpEx increasing 10% at nominal numbers. Of course, that reflects the substantial variation in the translation into our accounts of US dollar and US dollar-related expenses. At constant exchange rates, OpEx actually decreased 3%. But that, of course, is one element of the ForEx impact. The ForEx impact also had an impact on revenues, which I described. In the bottom of the P&L, noteworthy strong decrease in restructuring costs. The year ago quarter reflected the launch of social plans in certain geographies in Europe and we have substantially lower financing costs - in Q2 2014, we had to recognize, in a one-time impact, the amortization of the fees that had been incurred in setting up the secured loan that we reimbursed in the summer 2014. So all in all, it leads to a substantial improvement in net income. We still have a loss of €54 million, but that substantially decreased from the loss of €300 million in Q2 2014. And can see the same order of improvement for the first half as a whole.

Moving on to cash flow, in Q2, as I said, we generated €65 million of free cash flow in the quarter, or €158 million pre-restructuring. In addition to improved profitability, the primary driver behind this was an improvement in working capital, driven by lower inventories and collection of overdues. We had a substantial increase in working capital in Q1 and that was driven by both of these factors which we’re able to reverse partly in Q2. And that is coming on the back of, as I said, substantially higher variable compensation paid this quarter than in Q2 2014. So the actual improvement, on a comparable basis, is substantially higher than the €270 million you see there.

Perhaps a footnote on a couple of items. You see interest expense being positive. That’s a reflection, of course, of improvements in the management of our interest cost but also we benefited from a catch-up effect in interest that had been embedded in certain cash investments we had made but which had not been realized until those investments were stopped being rolled over. So we stopped rolling them over and we were able to generate a little bit gain. It’s not much. I mean it’s a few million euros but that combined with the impact of cost currency swaps result in a positive contribution to Q2 2014. I assure you in Q3 that number will be negative. It’s more of a timing impact than anything else and given also our substantial cash balance depending on when our interest charges are being recorded it does makes an impact on the overall net interest expense. Perhaps one footnote on our presentation of free cash flow - as we present it right now, it reflects the impact in terms of cash expenses associated with the Nokia transaction. For this quarter it’s about €2 million. For the next quarter it will be a bigger number. We plan to disclose it separately as is the norm in these situations so that you can perhaps better appreciate the underlying free cash flow performance. H1 free cash flow overall minus €267 million. So basically that’s – and the progress of €336 million compared to the previous period last year. And that’s, of course, what we need to generate in the second half of 2015 to achieve our target of being free cash flow positive for the year as a whole.

Now allow me to say a footnote on a few things, nothing major, but a few things on our balance sheet management, which I wanted to draw your attention to, to demonstrate that we keep thinking of initiative, of ways to improve our capital allocation. First of all we are monitoring market conditions to launch potential liability management initiatives aimed at reducing gross debt and cash interest charges and optimize our capital structure, given not only the high level of our cash resources but also the results we have in our free cash flow generation. That is basically meaning we’re going to make selective purchases of our debt on the capital markets and optimize our capital structure that way. Secondly, we are in advanced discussion to sell our historical 40% stake in a subsea cable, which we had inherited in the early 2000s. That is close to being signed and hopefully we will be able to announce it in Q3.

Finally on pensions we have been very much explicit on the lump sum strategy we are pursuing. Now it’s clear, done, the lump sum offer has been launched, 86,000 participants receive a big mailing earlier this month to explain to them the opportunity we’re proposing to convert their currently monthly pensions to a lump sum payment. Payment will be made from existing plan assets in Q4. We expect to have the result of that lump sum offer sometime in October, probably sometime in the backend of the month of October. So at Q4 results announcement I expect to be able to give you a lot of detail on that.

With that, I conclude my part of the presentation and I will turn it over to Philippe for more granularity on our Shift Plan, restructuring and cost saving initiatives.

Philippe Guillemot (Chief Operations Officer)

Thank you, Jean. So page 13, so let me give you an update on the progress we’ve made since last quarter on our initiative to reduce costs, on one hand, and to improve the way we do business, on the other hand. You may remember that, last quarter we had showed that we had come to completion of most key projects. On the remaining two series of projects, we have continued to move forward with the execution of our last three remaining manufacturing outsourcing projects. First, in terrestrial optics we have transferred our manufacturing site in Trieste, Italy, to Flextronics. This project has been completed in June. Second, our site in France in Normandy, Eu, we have entered in advanced discussions with Selha Group for a transfer of that site. That should be completed by end of Q4. And third and last, our Pudong plant in Shanghai, we have an agreement with Flextronics to outsource our printed circuit board activity. And we have planned to have already 25% of the volume transferred by Q3. On the last line, third-party integration phase out, we are progressing on this phase out with a new organizational setup. We are executing on the existing backlog but obviously, we do not take any new project.

Next slide, I would like to zoom on a major transformation project called, supply chain blueprint that we launched in 2014 in order to make our supply chain more effective and more efficient. And I am pleased to share with you our last 12 months’ achievement as captured by a few KPIs. First, order fulfillment lead time - this is the number of days between orders and delivery. We have reduced this lead time by 30% in the last 12 months. On-time to customer request date - on a scale from zero to 100%, we have improved by 35%. The same on on-time to first promise, so the promised date to the customer that we will deliver. The same thing on the scale from zero to 100%, we have improved by 15%, consolidating improvement that had already been achieved last year. Procurement saving, we are generating savings at a faster rate than last year, at 19% higher rate than last year. And last, but not least, forward days of supply, this express the level in inventory in days of forward sales and this has been reduced by 26% in the last six months. So as you can see, our supply chain is, overall, more reactive and less costly, as working cap mobilized to generate a given level of revenue is lower.

Next slide, fixed costs, where do we stand at the end of Q2? We have achieved cumulative cost savings of €746 million, or close to 80% of the EUR950 million target. The improvement in Q2, €78 million versus Q1, reflects ongoing cost reduction initiatives and cumulative improvement in operating reserves which, in turn, reflects improved efficiency in supply chain management and manufacturing site other things, as discussed earlier. If we take a step back and measure savings against 2012 fixed costs, this clearly shows that we have already covered a lot of ground. Remember that when we announced Shift, our goal was to bring fixed costs from roughly €6 billion to €5 billion. On a rolling 12-months’ basis at the end of Q2 and at constant rate, we are already below that level. Perimeter impact, notably the exit of Enterprise, has certainly played a role, but even without disposal, fixed costs have been cut by around 15%. This has been a major driver in driving the Company break-even point lower. All of this is, obviously, at constant rate. For the record, the 2012 reference given at the Shift announcement was dollar to euro at $1.35, a rate that is presently at $1.10 or 25% above. And keep in mind that about 60% of costs are dollar related, so the actual number will bear this impact. This is what we have tried to show you on the right-hand side of the slide. Fixed cost savings remain at the forefront of our priorities and we stick to our target of €950 million savings for FY15. So how do we get to incremental €200 million from here?

First, same factor at play as I mentioned last quarter, benefit of actions launched recently and for which execution will be finalized in the course of H2. For instance, the outsourcing projects I mentioned earlier, and the full effect of Shift measures implemented in the course of last year. Second, by keeping the focus and mobilization on day-to-day operations, especially in the context of the soft business environment, and the context of the announced transaction with Nokia in particular. Careful screening of every investment initiative, discipline on discretionary spending, proceeding carefully with investments, intensified focus on the resource allocation to projects providing the greater returns.

To conclude, a snapshot on free cash flow. Q2 free cash flow achievement is a milestone. As Jean said, this is the first Q2 of positive free cash flow since the merger with Lucent in 2006. This reflects a number of factors. First of all, structural improvement in product operation, as covered earlier. A remarkable job has been achieved on various fronts: procurement savings, reduction of order lead times, reduction of forward days of supply. In a nutshell, through all the actions conducted over the last years, we have been able to sustainably reduce the amount of capital employed necessary to operate the Company. And secondly, good execution on all the working capital items, notably receivables collection. While there is still some way to go, Q2 performance nevertheless supports our goal of being free cash flow positive over the fiscal year 2015. We remain firmly committed to deliver on this target and keep cash at the center of our priorities.

Now I hand over to Michel for concluding remarks.

Michel Combes (Chief Executive Officer)

Thank you, Philippe. So to conclude this call, I would like to take a step back and put Q2 achievements in a broader context. Considering the progress accomplished since the official launch of the Shift plan two years ago, it’s clear that the Company has successfully delivered on the key objectives of the plan and is now getting closer to completion.

Let me go through each of them. First, transformation of the DNA of the Company. We have embarked on the transformation journey with two major ambitions in mind: one - becoming a specialist of IP cloud and ultrabroadband technologies, which we gathered into what we call next-generation revenues; and two – unlocking profitable growth.

As you know, we have reallocated resources and accelerated the development of next-generation activities. This has paid off. From less than half of revenues in 2012, next-generation activities now represent around 70% of Group revenues, measured on a rolling 12-months’ basis. And they have grown at an average pace of 17% per year. In absolute terms, you see on this slide, an increase of EUR3.1 billion in the past three years, which clearly shows that we have a growth engine which is now up and running with these next-generation activities.

To unlock growth, an important building block of our strategy is the diversification of our customer base. It’s a territory that we have been addressing for a few quarters already and where we have registered some positive returns. Non-service providers’ revenue represent now 8% of our revenue. We’re on our target to reach 10% by the end of the year. We have decided to move further ahead by creating a Global Enterprise and Public Sector cluster, concentrating in a single organization our activities in large enterprise and public sector. This dedicated organization will be leveraging on channels and partners. It will also be on the up on Nuage leadership in next-generation data-center networking. In a nutshell, we now have a stronger setup enabling us to amplify the momentum in terms of customer diversification and address the considerable enterprise market opportunity. I have just appointed, two weeks ago, a leader for this new organization, in order to make a step change in the quarters to come in that area, as we expect strong potential opportunity coming from non-service providers, as it has been highlighted by most of our peers in their recent results announcements.

Second major goal of Shift was to fix our cost structure and restore competitiveness. Our operating model has been redefined and extensively modified by acting on all possible levers, including sales and marketing efficiency, R&D resources reallocation, and procurement optimization. As Philippe mentioned, we have delivered close to 80% of our cost savings target and we are in a good shape, meaning that all the actions needed are already underway to get to the €950 million goal we have set to ourselves by the end of the year. Our cost structure is now definitively better aligned with the one of our peers. It’s a combination of product portfolio transformation and operational improvements translated into a massive improvement in profitability.

Since 2012, the gross margin gained more than 5 percentage points, while operating margin expanded by 7 percentage points. These results are particularly satisfactory and reflect our success in turning around the Company, while putting it onto sounder foundations. Important to note that we have been able to increase gross margin and operating margin while increasing our next-gen revenue and we were recently assessing our market shares and while gaining market shares in those most important areas for us, such as IP routing, transport, platforms, and let’s say, ultra-broadband access.

Last but not least, the top of our priority is cash flow generation. Ultimately, the single most important aim of Shift was to enable the Company to generate free cash flow on a sustainable basis, which has never been done by the Company previously. With a target of being free cash flow positive over 2015 as a whole, despite the fact that in 2015 we’ll still experience quite heavy restructuring costs, so meaning that reaching free cash flow positive in 2015 paves the way to be easily positive in the years to come. In that respect, Q2 marks a decisive milestone, being the first Q2 of positive free cash flow since the merger with Lucent in 2006, as Jean mentioned. From an annualized standpoint, free cash flow is negative by less than €100 million and has improved by close to €900 million in two years. This demonstrates the success in strengthening the financial structure of the Company, lowering its break-even point, and driving it on the path towards sustainable cash flow generation. To illustrate this point further, free cash flow before restructuring is probably a good KPI to look at. On a rolling 12-month basis free cash flow pre-restructuring charges was at €359 million, which represents 50% of the adjusted operating income over the same period, so a good translation from OP to cash generation.

Now let’s be clear, we are not sitting on our laurels; the goal remains to be free cash flow positive on the full-year basis. And even if we are close to that target, we remain, and the organization remains, fully mobilized towards the achievement of this aim which is the key milestone of the Shift plan started three years ago.

Let me now give you an update on the projected combination with Nokia. Project is progressing very well; all major stakeholders have been, or are in process of being consulted. We are in a good shape to get the required legal approvals in all key jurisdictions, especially antitrust and foreign investment clearances: to date Brazil, Russia, Canada, the US and, most recently, the EU competition authorities have approved Nokia’s proposed acquisition of Alcatel-Lucent.

Quite a short period, which is great and which is good, and you remember that I have always stated that we will do all what we can in order to get it as quickly as possible. Given the regulatory approvals we have received so far, and the traction we see in the remaining processes, one could say the process is proceeding quite swiftly. As a result, we believe that it is conceivable that the transaction may close in the early part of the timeline initially indicated, first half 2016, if not by the end of the year.

In this context, the three major priorities of the Company are: pursue the operational effort at the same pace to achieve all the objectives of the Shift plan, and fully complete the turnaround by the end of the year. I guess that with the presentation of Philippe you get the sense that all the actions are already underway and so nothing might make, let’s say, the Company deviate from these targets. Close the proposed transaction: from a legal as well as financial standpoint, with what I’ve just mentioned to you, as you can see, we are very comfortable on the ability to close it earlier than later. Prepare the integration under the leadership of Rajeev Suri, CEO of Nokia, and, within the appropriate legal framework, to be ready day one after closing for actual implementation of the integration.

Consequently, for the interim period until the closing of the transaction, the Company has decided to establish a new governance defined consistently with these three priorities and to be effective as of September 1, 2015, in order not to lose any second in this implementation.

During this period, Philippe Camus, our Chairman, will be the Chairman and CEO of our Company. In this capacity, he will rely on Philippe Guillemot, who will lead and manage the day-to-day business and the continued execution of the Shift plan; on Jean Raby to lead the legal and financial work streams required to complete the transaction with Nokia; and on Basil Alwan and Philippe Guillemot, who will co-lead on behalf of Alcatel-Lucent the preparatory work for the integration with Nokia in connection with Nokia colleagues, again, in order to make sure that everything is ready for day one of the integration.

This concludes my closing remarks and we can now open the call for Q&A.

Operator (Operator Instructions).

Gareth Jenkins - UBS

That’s great and congratulations on the execution. So just a few, if I could? Firstly, on shorter-term issues; the North American recovery, I just wondered where we’re at in terms of expectations for the second half of this year for the recovery in North America across your businesses, maybe, if we could talk about wireless and fixed access.

And then, secondly, I wondered, on the closure of the deal, MOFCOM seems to be generally the regulator that seems to be extending deals, and I just wondered if you have any visibility into the Chinese closure of the deal. Thank you.

Michel Combes (Chief Executive Officer)

You said three questions, but I just noted two questions. So we’ll try to answer both, and if Jean wants to jump in for the second one, I will let him jump. First one concerning North America; I guess, no real change compared to what I told you in Q1, meaning that we still believe that the North America market is fundamentally a solid market, which is driven by the usual stuff that we have mentioned, which is data growth, exponential growth, driven by proliferation of devices and video developments. So this doesn’t change. And, of course, in order to cope with this traffic, requires investment to be done.

Nevertheless, so as we have reported in those results, and as we have mentioned already in Q1, we experienced some pressure in H1 mainly driven by the macro environments through, let’s say, M&A, net neutrality debates, as well as spectrum auctions. All those items have, of course, put some pressure on our major customers and has translated on pressure on our own spend.

For the semester to come, because that was a question that you were alluding to, if I listen to the guidance of our customers, which have been reiterated for the year, and if I look at what has been spent in H1 by our major customers, we see, as most of our peers have mentioned, we see an opportunity for H2 to gradually improve compared to H1. And again, that’s what I had already mentioned at the end of Q1. So that’s what I can report to you and, basically, the same type of patterns for the different technologies embedded in North America. So that’s one.

On your second question, which is the MOFCOM piece; as you can expect in all the countries we are in close contact with the different regulatory bodies, so we have been in contact with MOFCOM, we meaning Nokia and ourselves, because Nokia is in the leading seat in that regard. And MOFCOM has been very clear to say that they would consider this transaction in a positive manner, assuming that Nokia reached an agreement with our joint shareholder in China, which is about to be done.

Jean, do you want to add something?

Jean Raby (Chief Financial & Legal Officer)

Maybe I’ll add some granularity to the answer. We entered phase one as part of the process, which is 30 days in MOFCOM, mid-June. Phase one ended mid-July; phase two started mid-July, that’s 90 days; and phase three would start, therefore, mid-October. We’re, of course, doing everything we can to seek approval and obtain approval from MOFCOM by the end of phase two but, of course, it doesn’t depend solely on us. It’s not entirely in our control, so I will stop there and not give you an exact date or an exact timeline, but that’s the timeframe under which we are trying to operate.

Gareth Jenkins - UBS

That’s great. Thank you.

Francois Meunier, Morgan Stanley

It’s actually from Morgan Stanley. Right, the first question is about your 5G investment, and what you do as well in 4G. How do you coordinate with Nokia ahead of the merger, in terms of connecting the sockets and the software? That’s the first question.

The second question is about the timing of the departure of Monsieur Combes. You’re leaving in September; is it because, basically, the Shift plan is done and dusted, and, basically, there is absolutely zero risk that the Shift plan will not be fully executed? Thank you.

Michel Combes (Chief Executive Officer)

So on your first question concerning the 4G and 5G roadmaps, as we have mentioned at different occasions, it’s obvious that, during this period, we are managing two companies in an independent manner, competing, by the way, against each other. And we cannot coordinate our product roadmaps in any way so that’s, let’s say, what will remain until the closing.

On your second question regarding the timing of Mr. Combes’ departure, meaning of my departure, I guess that we came to this date with the Board, and we agreed on this date with the Board yesterday, based mainly on three considerations. First is the fact that, yes, Shift now is well delivered. And we said that the main commitments of Shift have now been delivered, and so we see the turnaround being done. Of course, we still two quarters to go, just to make sure that we complete everything. But as I have already mentioned, with all the actions which have been established, there is no reason whatsoever to derail from the commitments which have been taken.

Second is, we’ve seen an acceleration of the legal processes to close the transaction, as I have already reported, which give us a view that, let’s say, the transaction might close earlier than later. In this context, it appears reasonable to accelerate the work in terms of integration, in order to be ready and to be well prepared for this integration.

And so it appeared to the Board, and to myself that, to facilitate this acceleration of this integration of work, which is done under the leadership of Rajeev, it would be easier if I was to step down, and not to interfere in this next phase, and to have the guys which will be part of this next phase really in power.

So that’s what has driven us to this timing. My departure, of course, was already announced, so that’s just a precision that we gave today, and which is consistent with these three elements that I’ve just brought to you.

Francois Meunier - Morgan Stanley

Thank you, and good luck for the future.

Michel Combes (Chief Executive Officer)

Thank you.

Vincent Maulay - Oddo Securities

So maybe the first one is on the SDN and virtualization. Recently, AT&T was vocal on an opportunity to reduce CapEx, thanks to SDN. I’d like to know, at a broad level worldwide, what about the discussion with operators? Are they mature on these topics, and are they more focused on OpEx reduction or more greedy on CapEx reduction?

And on China, on the topic of the Nokia acquisition, regarding the approval from the Chinese regulator and the mood of operators, do you confirm there is no issue on the aggregated market share, even at China Mobile?

Michel Combes (Chief Executive Officer)

So on your first point, I guess that the maturity of the service providers differ from one country to the other. You have advanced customers in all the regions. So that’s the first point. Second, of course, we are working with most of those customers all around the world. And I guess that Jean, in his presentation, reported on the new wins that we have had on CloudBand. I don’t know whether you gave this figure, but, we have increased our engagements on CloudBand and we have turned some of those engagements from trials to commercial engagements, which are related to this evolution of the networks of our customers, which are, basically, implementing what we had presented during our Investor Day in the framework of Network 2020. The third piece is whether that’s OpEx or CapEx savings. I guess it’s more than just savings. What the customers are looking for is better agility, meaning an ability to roll out services quicker and sooner in the market, which might generate additional revenue for them. And, of course, looking at how they can reduce partially the CapEx, as well as the OpEx, in simplifying their OSS and BSS processes, and all the new services that we have started to develop around Motive, which is our play or our game in OSS/BSS, to help the customers to move in that direction.

So that’s for the first. For the second, China, Jean.

Jean Raby (Chief Financial & Legal Officer)

Yes. I will not comment on that. As you can imagine, we have to be deferral to the regulatory processes. Of course, evolution of market share is a very part of the analysis that the regulator is doing right now. So I will stop there, and report back on this in due course.

Vincent Maulay - Oddo Securities

Thank you. Good luck, Michel, and have a good one in Geneva.

Achal Sultania - Credit Suisse

Just one question on China. Obviously, I think you mentioned there are some timing issues in China, but we’ve seen very strong growth at two of your - at your peers, specifically in the Chinese market. Can you just talk about these timing difference, is it just coming from one particular customer or is it across the three customers that you serve in the region?

Michel Combes (Chief Executive Officer)

So I guess that it’s always a little bit difficult to compare just one quarter because, let’s say, the way networks are rolled out, the way revenue is recognized by all the vendors, means that things can shift a bit from one quarter to the other. So that’s one point, and so I would not drive any lesson from what has been reported this quarter compared, let’s say, in between the different vendors.

Second, what is probably more important, is what has been reached in the past few quarters is the contract that we have been able to secure with the different service providers in China. And, as I have reported on different occasion, I guess that it’s fair to say that we have secured market share in China which is slightly above the ones of our main non-Chinese competitors. I just say slightly. And by the way, we have just announced, I guess it was end of June, two new framework contracts with China Mobile and China Telecom which were signed during the visit of the Chinese prime minister in France for the next coming quarters.

Third, if I just look at a little bit more closely to our own figures, as Jean alluded to, we had two events. One is the comparison, Q2 this year compared to Q2 last year, for us, was more difficult as in Q2 last year we benefited from a catch-up effect due to some component shortage in Q1 last year. So which means that we have had a big Q2 last year and, of course, the comparison point was, let’s say, more difficult for us. The second is that we have some slippage this year from Q2 to Q3, which means that we will recover that in due course. So that’s what I can tell to you concerning our own figures but, again, I appreciate that it’s a bit difficult to compare quarter to quarter for the different vendors, and you should look at it on the more midterm basis to make sure that everyone remains on track with their commitments.

Achal Sultania - Credit Suisse

Thanks. That’s very clear, Michel.

Sebastien Sztabowicz - Kepler Cheuvreux

Hi everyone, I’ve got a question again in US market. Your business in the US excluding AT&T, Verizon and Sprint, has exploded in Q2; it is up more than 100% year on year close to EUR300 million. Any comments or clarification on what is inside this other US business would be helpful.

And I’ve got another question regarding wireless access for second part of the year. Do you see any risk of market share disruption or revenue loss notably due to the ongoing merger or combination with Nokia?

Michel Combes (Chief Executive Officer)

So on your first question, I don’t have on top of my head a precise figure, but I guess that what I can say is that, let’s say, the increase in others compared to the three major customers, is the outcome of the work which we have conducted in the past two to three years to de-risk our business in the US by increasing revenue coming from non-service providers, mainly cable operators. And I guess that this quarter we’ve had quite a strong stream of revenue coming from the cable, web-scale players, as well as diversification in XLEs and government bodies. So that’s what, let’s say, probably is referred to.

We are also trying to strengthen our positions in the tier 2 and tier 3 service providers. We are not yet there where we should be. And when I look at the results of some of our competitors visible in the fixed business, which are deriving a lot of business from tier 2, tier 3, I guess that we have still opportunities for us to rebalance our business in between the top three and the rest of the customers in the US. So I see that as an opportunity for the future.

On wireless access, so your question on the disruption from Nokia. I remember that you already raised this question in Q1 and I said that, most likely at one stage, it might trigger a little bit of impact because some of the customers might wait until they know exactly what will be the future roadmap for the different products. And when there are two vendors, they can always reallocate a bit of revenue from one of the vendors to the other, while waiting to have a better clarity on what will happen with the product of the new Nokia Group.

It’s fair to say that we have not seen any revenue impact in Q2, but it’s also fair to say that, in terms of orders or in the relation with customers, we have seen a bit of a impact already in Q2, which might translate in a bit of impact in revenue in Q3, Q4. That is the reason why, as I have always mentioned, it’s important that we close this deal quickly in order to make sure that customers don’t remain open and that we don’t let any business on the table for our competitors. Hence, I am very happy and proud to see that we have been able to accelerate the tempo and, with what Jean has said, I mean, with China arriving we are in a good way to close it quickly.

Sebastien Sztabowicz - Kepler Cheuvreux

Thanks very much.

Sandeep Deshpande - JPMorgan

If I may ask two questions? Firstly, in your IP router business, you’re talking about traction in the virtualized service router. Can you talk about the business model here, because there is some worry in the investor base as the market goes to SDN that there will be some lack — there will be revenue dis-synergies once one moves to virtualized routers. And so how have you set up the revenue recognition and the revenue generation in the business associated with virtualized routers?

And my second question would be regarding the pension plan restructuring, what you talked about, the 80,000 guys in the pension plan who will get offers in the next month or so. What percentage of the total number of members of the pension plan does this cover? Thank you.

Michel Combes (Chief Executive Officer)

So your first question, virtualized service router, I would answer to you that it’s still a bit early to give you a precise answer. By the way, there are a few things that I will not share on this call for obvious commercial reasons. It’s still early days, meaning that we have presented to our customers our virtual service router portfolio a few months ago. We have started trials with several customers; for most of them it’s for extra capacity, and it’s only for a few applications that it really matters.

And so obviously, we are working on the different pricing model that we might establish in between what has to paid upfront from an hardware perspective, and how you price the software release that could occur in the coming years. We’ll come back in due course on that. I don’t foresee any short-term impact coming from that. We are just making sure that we are well positioned for the mid and long run, and that we continue to shape the industry.

Jean, pensions.

Jean Raby (Chief Financial & Legal Officer)

Pensions, yes. I’ll answer your questions from two angles. First, when you look at the number of participants the offer is extended to, a little over one-half of the participants in the pension plans, what’s equally relevant, if not more, is that these participants represent approximately two-thirds of the liabilities in the pension plan. I’m excluding OPEB of course.

So this is the right metric to think about. Too early to assess the take-up rate or likely take-up rate. Of course, we’ve done some assumptions, and you may recall that at the Investor Day, I illustrated what it meant in terms of potential reduction in plan assets and plan liabilities. Too early to call the outcome, but we see a lot of interest from our participants. Just to give you an order of magnitude we have a hotline set up and the hotline is getting right now approximately 1,000 calls a day. So people are spending time and looking at our offer.

Sandeep Deshpande - JPMorgan

Thank you, Jean, and great progress. Thanks.

Alexandre Peterc - Exane BNP Paribas

Congratulations on your positive cash flow achievement for the quarter. I’d just like to delve a little bit into IP routing. If you split core and edge, given that the overall is up 2% at constant exchange rates, does that imply that the edge is actually flat to down? And if you could discuss a little bit the market trends there.

And also in core, do you have market share to share with us at this stage? Thank you.

Michel Combes (Chief Executive Officer)

We are not really sharing market share, so I guess that we — we give the indication —

Jean Raby (Chief Financial & Legal Officer)

On market share, yes. I should have mentioned it in my initial script; I alluded to it, but I didn’t give you the numbers. On a past 12-month basis, we estimate our market share at approximately 5%, on core.

Michel Combes (Chief Executive Officer)

On 12-months’ basis. And so you can assume that it has improved in between the beginning of the period and the end of the period. So we have always said that it was increasing. So just coming back on your point in terms of IP routing, on edge I guess it’s probably fair to say that we are trading more or less like the market. So there is no major difference there. That’s what we have presented in the past few quarters, so we are maintaining our market share. And we are gaining market share in IP as a whole, thanks to the fact that we are gaining market share in core routers, where we started basically from zero 18 months to two years ago.

And so, as Jean has just alluded to, we are now at 5% on a 12-months’ basis. And we intend to continue to grab market share in core routers. There is no major reason why, in the mid to long run, we should not have market share in core aligned with what we have in edge.

Alexandre Peterc - Exane BNP Paribas

Thanks.

Kai Korschelt - BofA Merrill Lynch

I have a couple of questions. The first one was just with regards to Sprint, it looks like they’re looking for a third wave of network upgrade or transformation. So my question is, how confident are you that — are you able to maintain your current market share here?

And then the second was just to come back on the comment that you made on hesitation in terms of orders, potential impact in the second half. I’m just curious, is that all in wireless where I think we can all agree that there may be some uncertainty? Or are you also seeing it in other product verticals? Thank you.

Michel Combes (Chief Executive Officer)

So as you can imagine, I’m not going to comment on specific customers. We all know that Sprint is reassessing its network evolution for the mid to long run. We have been a close partner of Sprint in the previous years and so obviously, we intend to remain one of the close partners of Sprint in the years to come. But it would be up to Sprint a) to decide what they want to do and b) to select their suppliers. But as you can imagine and expect we are, let’s say, very close to the situation and working very closely with the customer.

On potential impact of the Nokia deal, which would be, again, bigger if the closing was to take more time, so assuming that we have a closing which is quite short the impact should be quite limited. As you can expect, it’s mainly in the wireless area and could be a little bit on some of our platforms assets. It’s basically where we have overlaps in between our product portfolio.

So you should not expect anything in IP routing, in IP transport, in fixed, in most of our IP platform portfolio. And you could expect, or we could expect, maybe a little bit of impact on the wireless on the one side. And when I say some of our platform, I said such as SDN, for example, where we have a competing product.

Kai Korschelt - BofA Merrill Lynch

Thank you.

Simon Leopold - Raymond James

I wanted to check on a couple of things. One in particular, you talked about improvement in non-telco business. I think you’ve had some success in cable for some time. You did mention web scale earlier. I wanted to get a little bit more color on the traction in web scale, if you can give us some idea of how that’s trending and whether that’s coming more from routing or more from IP transport. So some more color in there.

Also on the China wireless improvement; hopefully, you can give us a little bit more granularity on timing of when you expect that, whether it’s more a 2016 event or a fourth quarter event.

And then the final one is, I don’t know if you mentioned it, but the comments on the partial IPO of the submarine business, what the status is, your thoughts given the Nokia deal. Thank you.

Michel Combes (Chief Executive Officer)

So Jean, on IPO and the ASN business.

Jean Raby (Chief Financial & Legal Officer)

On ASN, when we announced the transaction with Nokia we did communicate on the fact that we were looking at an alternative approach, which is to dispose of the majority of the capital of ASN. And when we explain then that it could take three forms: either a private sale, an IPO or a spin off. We are in the process of pursuing those options, and when there is events to report we will.

Of course, given that we went from a minority to a majority transaction, there was an increased amount of preparation to be done, notably in the context of a contemplated carve out, which is quite different if you retain a majority stake or if you don’t.

Michel Combes (Chief Executive Officer)

Non-telco business with web scale players, so I will not give you the details of what we are doing there but you can expect that, let’s say, it’s where our portfolio is most suited, so transport being a good candidate. We have also some traction in access in some areas. So that means that we have a bunch of our products which can be used.

And, of course, our new Nuage product also, as well, might at one stage get some traction, maybe not with the big guys but with the smaller ones, the ones that we have in France. And your second question, I not sure to have understood what was exactly your second question. Can you repeat it to me, please?

Simon Leopold - Raymond James

Yes, I guess China has been a little bit weaker, in particular the seasonal improvement in June was a little bit slow, and we’ve heard about slow spending on 4G in China for some time. And a lot of questions about when that would improve, driven by probably Unicom and Telecom, if you thought a China improvement was more of an event for the second half or fourth quarter this year, or more of a 2016 event. So cover on China timing.

Michel Combes (Chief Executive Officer)

From what, let’s say, has been disclosed by the customers in terms of timing for them to increase their coverage, I expect some impact in Q4 coming. I guess that China Mobile has been very vocal on the extra coverage that they want to install by the end of the year. The same for China Telecom. I guess the China Unicom has been a little bit less vocal. Then, of course, you know it can always shift from one month to the other. But it’s fully of our assumption to believe that, let’s say, we should see an acceleration in Q4.

Simon Leopold - Raymond James

Great. Thank you for taking my questions and best of luck, Michel.

Michel Combes (Chief Executive Officer)

Thank you. So I guess that close our earning call. Thank you to all of you. Maybe just on a personal note, so thanks to all of you to have been on those calls in the past 2.5 years. As you know, that was my last call today in my capacity of CEO of Alcatel-Lucent. And I guess, as you’ve seen and as we have tried to report, that has been a great journey which has allowed us to really turn around this Company.

We are now opening a new era, a new page, with this merging between Alcatel-Lucent and Nokia, which I am sure will create a lot of value for the different stakeholders and, obviously, mainly for you shareholders.

And thanks also for all the good questions that you have always raised in those past 2.5 years, which are always useful for the management to really make sure that we are focusing on the right items.

So thanks to all of you and probably see you soon. Thanks. Bye-bye.

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